FOR IMMEDIATE RELEASE
September 29, 1999

                              CONTACT: Douglas J. Iverson, Vice Chairman & CEO
                                       (616) 393-7002
                                       Jon W. Swets, Sr. VP & CFO
                                       (616) 224-2841




                         OTTAWA FINANCIAL CORPORATION
                      ANNOUNCES STOCK REPURCHASE PROGRAM

HOLLAND,  MICHIGAN,  September 29, 1999 -- Ottawa Financial Corporation (Nasdaq:
"OFCP") announced today it is beginning a new repurchase program and intends to repurchase up to 5% of its outstanding shares. The shares will be purchased from time to time depending upon market conditions. The Corporation announced it has completed its prior repurchase program announced September 23, 1998.

Douglas J. Iverson, Chief Executive Officer of the Corporation, indicated that the Board of Directors approved the repurchase program in view of the current price level of the Corporation's common stock and the strong capital position of the Corporation's subsidiary, AmeriBank. Mr. Iverson stated that "we believe that the repurchase of our shares represents an attractive investment opportunity which will benefit the Corporation and our stockholders. The repurchased shares will become treasury shares and will be used for general corporate purposes."

At June 30, 1999, the Corporation had $928.9 million in assets, $78.0 million in stockholders' equity, and 6,263,019 shares outstanding.